Exhibit 99.2

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

September 10, 2014

The Board of Directors

MW Bancorp, Inc.

Mt. Washington Savings Bank

2110 Beechmont Avenue

Cincinnati, Ohio 45230-5401

Re: Subscription Rights - MW Bancorp, Inc.

To the Boards:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the “to be issued” common stock of MW Bancorp, Inc. (the “Corporation”), in regard to the stock offering of the Corporation.

Because the subscription rights to purchase shares of common stock in the Corporation, which are to be issued to the depositors of Mt. Washington Savings Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of common stock at the same price as will be paid by members of the general public in a direct community offering, we are of the opinion that:

(1)	The subscription rights will have no ascertainable fair market value, and;

(2)	The price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the subscription rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

Michael R. Keller

President

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